Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-91700, No. 333-187562, and 333-197301 on Form S-8 of our report dated March 30, 2015, relating to the consolidated financial statements and financial statement schedule of Aéropostale, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of new guidance on the presentation of discontinued operations), and of our report dated March 30, 2015, relating to the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Aéropostale, Inc. and subsidiaries for the year ended January 31, 2015.

/s/ Deloitte & Touche LLP

New York, New York
March 30, 2015